FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_____April________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 4, 2007

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 4, 2007	NEWS RELEASE 07-06	MAE - TSX MNG-AMEX

Miramar Announces Approved $31 million Program for Hope Bay

VANCOUVER — BC – Miramar Mining Corporation (the “Company”) today announced the objectives for the approved $31m, 72,000 metre program at Hope Bay.

“Our 2007 exploration campaign is already underway at Hope Bay,” said Tony Walsh, Miramar’s President and CEO. “The program is aggressive and focuses on the work needed to get Miramar to a production decision on Doris North (Phase I), and determine the opportunities and commence a feasibility study for production for Phase II. This year’s program also includes a significant component to look for new discoveries on the belt, either by returning to grass roots targets, or targets where mineralization in familiar geological settings has already been identified. We believe that Hope Bay has the potential to enable Miramar to become a significant gold producer with the ounces we have discovered to date, but we also seek to demonstrate the opportunities for organic growth and resource replenishment on the belt in future years.”

Miramar’s goal is to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution to shareholders, Miramar developed a phased approach to maximizing gold production from the Hope Bay belt. Phase I consists of the proposed small scale high grade Doris North Project currently progressing through the regulatory process. The next development opportunity contemplates two opportunities for large scale Phase II production.

2007 Work Program

Miramar’s Board of Directors has approved the budget and work program for Hope Bay for 2007.

The Corporation plans to spend approximately $31 million on exploration work at the Hope Bay project in 2007. The overall objectives being pursued at Hope Bay this year are to:

1.	Complete an update of the Doris North Feasibility Study.

2.	Advance Doris North through the permitting process towards a development decision – discussed under “Doris North Permitting Progress” below.

3.	Initiate Doris North development by purchasing and shipping to site equipment and materials required to maintain the planned production start in 2008.

4.	Initiate a feasibility on the Phase II development plans for Hope Bay which will require conversion of a large portion of the Madrid resource from inferred to indicated category;

5.	Continue an aggressive resource expansion program at Madrid where a number of the deposits are open;

6.	Initiate limited broad spaced exploration drilling at Madrid to illustrate the potential overall size of the Madrid system both at depth and along strike;

7.	Initiate an aggressive exploration program that will test high potential targets along the 21 km long Madrid trend utilizing improved understanding of the Madrid system geology and mineralization.

Targets include existing gold showings which will be drilled to define and expand known mineralization and initial drill testing of new targets.

8.	Initiate resource expansion drilling at the newly defined BN zone at Boston as well as complete a sampling program on historical un-sampled drilling at the Boston B2 resource area;

9.	Complete sufficient regional exploration to identify new resource targets and meet assessment requirements and thereby maintain control of the entire Hope Bay belt;

Of the $31 million, it is expected that $11.8 million will be spent on drilling at Madrid, including resource to reserve drilling to support a Phase II feasibility study; resource expansion and global resource drilling; $2.9 million on Boston resource expansion drilling and B2 resource definition; $3.8 million on exploration drilling along the Madrid trend and other areas of the Hope Bay belt; $8.1 million on camp and transportation costs and $4.1 million on other indirect expenditures.

Approximately 50,000 m of drilling will be directed toward the Madrid area and will largely be in support of the Phase II feasibility study. Drilling will also be directed toward expansion of the Madrid resource at Naartok east and Suluk and for deeper testing and along strike extensions.

Approximately 10,000 m of drilling will be directed toward expanding and better defining the new BN zone. An extensive program of sampling of historical drilling in the B2 zone will also be conducted.

Approximately 12,000 m of drilling will test other targets within the Hope Bay belt.

The 2007 program has a significant component of drilling and in part on a demonstrated exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario; both greenstone belts with prolific gold production over the last century.

Doris North Development Schedule

Miramar is targeting having all required permits for production at Doris North by the end of 2007. The Company plans to initiate preliminary site construction (earthworks) in the second quarter of 2007 using equipment brought to site over the sea ice from Cambridge Bay supplemented by equipment and materials brought to site by air (C130 Hercules). Additional construction equipment and materials will be shipped to site by barge in the summer of 2007 with construction continuing through the winter of 2007-2008. Underground mine development would start in late 2007 with the collaring of the portal. The milling equipment modules and operating supplies will be shipped to site by barge in the summer of 2008 with production commencing in late 2008. As previously announced, Miramar has placed an order for an initial 118 person camp for the project to be delivered to site by barge in the summer of 2007.

The Corporation expects to commit $14.2 million to the development of the Doris North Project in early 2007 on:

•	Initial earthworks construction

•	Camp buildings

•	Mill building

•	Underground mining equipment

•	Sufficient fuel, explosives and other supplies and materials to last until the 2008 sealift.

In addition an update to the Doris North Feasibility Study is also underway and is expected to be completed in Q2 2007. The study will also examine the changes that would be required to allow the Doris North facility to process ore from the Doris Central zone in order to bridge production from Doris North to Phase II. Production from Doris Central will require further feasibility work and permitting

The Corporation may commit additional funds to Doris North development, depending upon the results of the updated Feasibility Study due in Q2 and progress in obtaining required permits.

Doris North Permitting Progress

In March, 2006 the Nunavut Impact Review Board (NIRB) completed its environmental assessment of the Doris North Project and recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed to obtain permits. The Minister accepted the NIRB recommendation in July, 2006 and in September, 2006 the NIRB issued a project certificate authorizing permitting agencies to proceed to grant permits for the construction and operation of the project. The Company has applied for all material permits required for the project. Two principal permits are an amendment to Schedule 2 of the Metal Mining Effluent Regulations (“MMER”) under the Fisheries Act (required to allow tailings to be placed sub-aqueously within an existing lake) and a water licence from the Nunavut Water Board (NWB) under the Nunavut Waters Act.

In January, 2007 the Department of Fisheries (DFO) accepted Miramar’s selection of the proposed tailings facility based on a rigorous assessment of all alternatives, has requested that Environment Canada amend the MMER to include the tailings facility in Schedule 2. This amendment is expected in the second half of 2007.

The Company applied to the NWB for a water licence for the Doris North Project in March of 2002 and filed supplemental materials in October, 2006. In January the NWB provided technical comments and further guidelines for the water licence application to be included in a new submission. The Company plans to submit the requested materials by early April, 2007 and the NWB has indicated that water licence hearings should proceed in the early summer of 2007.

Miramar will need several other minor permits (e.g., Explosives License from Natural Resources Canada, foreshore lease for the Jetty from Indian and Northern Affairs Canada) as well surface leases from the KIA and a mineral production lease from NTI and is proceeding to obtain or negotiate these.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls Hope Bay containing one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The decision to proceed with mining at Doris North is subject to the availability of permits and financing and a variety of other contingencies. Any plans for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to planned exploration work, development work and feasibility and economic studies at the Hope Bay project and the expected results of this work and alternative development and mining plans and estimates are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,”

“estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “might,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the risks and uncertainties described elsewhere in this press release; risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and that the actual results of work will not identify mineral deposits that permit satisfaction of Miramar’s objectives or goals or realize the perceived potential of Miramar’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572          Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Miramar
Hope Bay Ltd.
Madrid Trend
Resource area
Showing
Trend of favorable rock units and structure
Deformation Zone
Kink
Doris North
Doris Connector
Doris Central
2007 Exploration, Target Definition & Selected Drilling
North Patch
0 1 2 3 km
MADRID
21km
Suluk
South of Suluk
Marianas
2007 Resource Infill & Expansion & Deep Drilling
Deformation Zone
North Nexus
South Nexus
Gas Cach
2007 Exploration, Target Definition & Selected Drilling

Figure 1. Hope Bay Madrid trend with 2007 Targets.